UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
Commission File Number 001-33776
NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K and Form 10-KSB ☐ Form 11-K
☐ Form 20-F ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
AbitibiBowater Inc.

Full Name of Registrant

Former Name if Applicable
1155 Metcalfe Street, Suite 800

Address of Principal Executive Office (Street and Number)
Montreal, Quebec, Canada H3B 5H2

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:
AbitibiBowater Inc. (the “Company”) was unable to timely file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which was due not later than August 10, 2009, primarily as a result of the significant time and effort required to prepare its consolidated financial statements in accordance with American Institute of Certified Public Accountants’ Statement of Position 90-7 (“SOP 90-7”), “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” and to complete the analysis thereof. The Company is required pursuant to generally accepted accounting principles in the United States to apply SOP 90-7 effective upon the commencement of the creditor protection proceedings, as described below.
The Company is working to complete its Quarterly Report on Form 10-Q as expeditiously as possible and expects to file the Form 10-Q within the time allowed by the extension.
Creditor Protection Proceedings
On April 16, 2009, the Company and certain of its U.S. and Canadian subsidiaries filed voluntary petitions for relief under the provisions of Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “U.S. Court”) (Case No. 09-11296 (KJC)). In addition, on April 17, 2009, the Company and certain of its Canadian subsidiaries sought creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) in the Superior Court of Quebec in Canada. Also on April 17, 2009, Abitibi Consolidated Inc. (“Abitibi”), a subsidiary of the Company, and Abitibi-Consolidated Company of Canada, a wholly-owned subsidiary of Abitibi, each filed a voluntary petition for provisional and final relief under the provisions of Chapter 15 of the United States Bankruptcy Code in the U.S. Court to obtain recognition and enforcement in the United States of certain relief granted in the CCAA proceedings.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Allen Dea	(514)	875-2160

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a second quarter 2009 operating loss of approximately $285 million, which compares to an operating loss of approximately $63 million for the second quarter of 2008.

AbitibiBowater Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2009	By	/s/ Allen Dea

Name: Allen Dea Title: Vice President and Treasurer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).